SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

SOLECTRON CORPORATION
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

0.50% CONVERTIBLE SENIOR NOTES DUE 2034
(Title of Class of Securities)
834182 AR 8 and 834182 AS 6
(CUSIP Number of Class of Securities)

Kiran Patel
Executive Vice President and Chief Financial Officer
SOLECTRON CORPORATION
847 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:

Daniel J. Weiser, Esq.	Thomas J. Ivey, Esq.
Alexander E. Kolar, Esq.	Skadden, Arps, Slate, Meagher &
Wilson Sonsini Goodrich & Rosati,	Flom LLP
Professional Corporation	525 University Avenue
650 Page Mill Road	Suite 1100
Palo Alto, CA 94304	Palo Alto, California 94301
(650) 493-9300	(650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$450,000,000	$52,965

(1)	This tender offer statement relates to the exchange by Solectron Corporation of an aggregate of up to $450,000,000 aggregate principal amount of its 0.50% Convertible Senior Notes, Series B due 2034 and a cash consideration for $450,000,000 aggregate principal amount of its currently outstanding 0.50% Convertible Senior Notes due 2034. Pursuant to Rule 457(f)(2) under the Securities Act of 1933, this amount is the book value as of January 12, 2005 of the maximum amount of the currently outstanding 0.50% Convertible Senior Notes due 2034 that may be received by the Registrant from tendering holders.

(2)	Registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed January 13, 2005

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$52,965	Filing Party:	Solectron Corporation

Form or Registration No.:	S-4	Date Filed:	January 13, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”), originally filed on January 13, 2005 and amended on February 2, 2005 and February 9, 2005 by Solectron Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, relating to its offer to exchange (the “Exchange Offer”) up to $450,000,000 aggregate principal amount of its 0.50% Convertible Senior Notes, Series B due 2034 (the “New Notes”) and cash for any and all of the $450,000,000 aggregate principal amount of its currently outstanding 0.50% Convertible Senior Notes due 2034 (the “Outstanding Notes”), upon the terms and subject to the conditions set forth in the Company’s preliminary prospectus (the “Prospectus”) forming a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-122032), filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2005, and amended by (i) Amendment No. 1 to such Registration Statement filed with the SEC on February 2, 2005 (ii) Amendment No. 2 to such Registration Statement filed with the SEC on February 9, 2005 and (iii) Amendment No. 3 to such Registration Statement Filed with the SEC on February 10, 2005 (as so amended, the “Registration Statement”), and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) to this Schedule TO, respectively.

     All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the SEC, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

     The information in the Prospectus under the heading “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The issuer is Solectron Corporation, a Delaware corporation, with its principal executive offices located at 847 Gibraltar Drive, Milpitas, California 95035; telephone number (408) 957-8500.

(b)	Securities. The subject class of securities is $450,000,000 aggregate principal amount of the Company’s 0.50% Convertible Senior Notes due 2034.

(c)	Trading Market and Price. The Outstanding Notes are not listed on any national securities exchange, but are eligible for trading in The Portal Market of the National Association of Securities Dealers, Inc. Although a number of brokers make a market in the Outstanding Notes, there is no established public reporting system for the Outstanding Notes and trading in the Outstanding Notes has been limited. The information in the Registration Statement under the heading “Price Range of Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The issuer and subject company is Solectron Corporation, a Delaware corporation, with its principal executive offices located at 847 Gibraltar Drive, Milpitas, California 95035; telephone number (408) 957-8500.

     Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Michael R. Cannon	President and Chief Executive Officer, Director
Marty Neese	Executive Vice President, Worldwide Sales and Account Management
Craig London	Executive Vice President, Strategy and Marketing
Kevin O’Connor	Senior Vice President, Human Resources
Marc Onetto	Executive Vice President, Worldwide Operations
Kiran Patel	Executive Vice President and Chief Financial Officer

Name	Position
Perry Hayes	Treasurer and Vice President of Investor Relations
Warren Ligan	Senior Vice President and Chief Accounting Officer
Dave Purvis	Executive Vice President, Design and Engineering
William A. Hasler	Director
Richard A. D’Amore	Director
Heinz Fridrich	Director
William R. Graber	Director
Dr. Paul R. Low	Director
C. Wesley M. Scott	Director
Cyril Yansouni	Director
H. Paulett Eberhart	Director

     The business address and telephone number of each of the above executive officers and directors of the Company is c/o Solectron Corporation, 847 Gibraltar Drive, Milpitas, California 95035; telephone number (408) 957-8500.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information in the Prospectus under the headings “Summary,” “The Exchange Offer,” “Description of the New Notes,” “Description of Capital Stock” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b)	Purchases. None of the Company’s officers, directors or affiliates hold any of the Outstanding Notes and, therefore, no Outstanding Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

     The information in the Prospectus under the heading “Description of Capital Stock,” is incorporated herein by reference.

     The Company has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the Outstanding Notes: (a) Indenture, dated as of February 17, 2004, between the Company and U.S. Bank National Association, as trustee; and (b) Registration Rights Agreement, dated February 17, 2004, among the Company and the initial purchasers party thereto.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information in Prospectus under the headings “Summary” and “The Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired. The Company will retire the Outstanding Notes acquired in the transaction.

(c)	Plans.

(1)	None.

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(2)	None.

(3)	None.

(4)	Election of H. Paulett Eberhart to Board of Directors; resignation of Osamu Yamada.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	The Company (i) maintains three stock purchase and/or option plans: the 2003 Employee Stock Purchase Plan, the Amended and Restated 1992 Stock Option Plan and the 2002 Stock Option Plan and (ii) has entered into an employment agreement, a stand-alone stock option agreement and a restricted stock purchase agreement with each of Michael R. Cannon, our President and Chief Executive Officer and Marc Onetto, our Executive Vice President, Worldwide Operations. The Company may issue securities in each of (i) and (ii) from time to time.

(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The consideration to be used in the Exchange Offer consists of the New Notes and a cash consideration. If all of the Outstanding Notes are tendered and accepted for exchange, an aggregate principal amount of $450,000,000 of New Notes will be issued and the Company will pay $1,125,000 in cash. The Company expects to pay fees and expenses in connection with the Exchange Offer from the Company’s working capital.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. None.

(b)	Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information in the Prospectus under the headings “The Exchange Offer—Exchange Agent and Information Agent,” “The Exchange Offer—Dealer Manager,” and “The Exchange Offer—Other Fees and Expenses” is incorporated by reference.

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Item 10. Financial Statements.

(a)	Financial Information.

     The following financial statements and information are incorporated by reference:

          (1)      The audited consolidated financial statements of the Company set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended August 27, 2004.

          (2)      The unaudited condensed consolidated financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2004.

          (3)      The information in the Prospectus under the heading “Summary—Summary Consolidated Financial Data” and “Ratio of Earnings to Fixed Charges.”

          (4)      The book value per share as of November 30, 2004 was $2.58. Book value per share of common stock was determined based on total stockholders’ equity divided by common stock outstanding as of November 30, 2004.

     (b) Pro Forma. The information in the Prospectus under the heading “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(B)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(E)	Letter to Holders (incorporated by reference to Exhibit 99.5 to the Registration Statement).

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(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Preliminary Prospectus included in the Registration Statement (incorporated by reference to the Registration Statement).

(a)(5)	Press Release issued January 13, 2005 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended).

(b)	None.

(d)(1)	Indenture, dated as of February 17, 2004, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3, filed with the Commission on April 4, 2004, File No. 33-114447).

(d)(2)	Registration Rights Agreement, dated February 17, 2004, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-3, filed with the Commission on April 4, 2004, File No. 33-114447).

(g)	None.

(h)	Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13. Information Required by Schedule 13E-3.

     Not Applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLECTRON CORPORATION
Dated: February 9, 2005	By:	/s/ Perry Hayes
		Name:	Perry Hayes
		Title:	Treasurer and Vice President of Investor Relations

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(B)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(E)	Letter to Holders (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit 99.6 to the Registration Statement).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Preliminary Prospectus included in the Registration Statement (incorporated by reference to the Registration Statement)
(a)(5)	Press Release issued January 13, 2005 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended)
(b)	None.
(d)(1)	Indenture, dated as of February 17, 2004, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3, filed with the Commission on April 4, 2004, File No. 33-114447).
(d)(2)	Registration Rights Agreement, dated February 17, 2004, among the Company and the initial purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-3, filed with the Commission on April 4, 2004, File No. 33-114447).
(g)	None.
(h)	Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation (incorporated by reference to Exhibit 8.1 to the Registration Statement).

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